Exhibit 2

Comptroller of the Currency

Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1.	The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2.	“U.S. Bank National Association,” Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today, May 9, 2012,
I have hereunto subscribed my
name and caused my seal of office to be
affixed to these presents at the U.S.
Department of the Treasury, in the City of
Washington, District of Columbia.

Comptroller of the Currency